EXHIBIT 99.2

AcuityAds Provides Update on Silicon Valley Bank Cash Deposits

TORONTO and NEW YORK, March 13, 2023 (GLOBE NEWSWIRE) -- AcuityAds Holdings Inc. (TSX:AT, Nasdaq: ATY) (“AcuityAds” or “Company”), a technology leader that provides targeted digital media solutions enabling advertisers to connect intelligently with audiences across advertising channels, provides this update on its cash deposits with Silicon Valley Bank. As announced by the Company on March 10, 2023, it maintains U.S. bank accounts with Silicon Valley Bank with approximately US$55 million on deposit.

Yesterday the U.S. Treasury, U.S. Federal Reserve and the Federal Deposit Insurance Corporation (“FDIC”) issued a joint statement in which they announced that they have approved actions enabling the FDIC to complete its resolution of Silicon Valley Bank in a manner that fully protects all depositors, and that depositors will have access to all of their money held with Silicon Valley Bank starting Monday, March 13. Based on this joint statement, the steps taken by AcuityAds over the last two days to ensure that its operations can rely solely on its other banking relationships, and the cash it has on deposit with other financial institutions, the Company expects that its cash situation will be resolved without any interruption to its ordinary course operations and without it incurring any financial losses.

About AcuityAds:

AcuityAds is a leading Journey Advertising technology company that empowers marketers to make smarter decisions about targeting and communicating with online consumers. Its journey advertising platform, illumin™, offers media planning, buying and real-time intelligence from a single platform. With proprietary Artificial Intelligence, illumin™ brings unique programmatic capabilities to connect the consumer journey and help marketers understand a consumer’s true value to their brand. The Company brings an integrated ecosystem of privacy-protected data, inventory, brand safety and fraud prevention partners, offering trusted solutions with proven, above benchmark outcomes for the most demanding marketers.

AcuityAds is headquartered in Toronto with offices throughout Canada, the U.S., Europe and Latin America. For more information, visit https://illumin.com.

For further information, please contact:

Daniel Gordon Investor Relations Manager AcuityAds Holdings Inc. 416-218-9888 ext. 5313 investors@acuityads.com	Babak Pedram Investor Relations – Canada Virtus Advisory Group Inc. 416-644-5081 bpedram@virtusadvisory.com	David Hanover Investor Relations – U.S. KCSA Strategic Communications 212-896-1220 dhanover@kcsa.com

Disclaimer in regard to Forward-looking Statements

Certain statements included herein constitute “forward-looking statements” within the meaning of applicable securities laws. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Investors are cautioned not to put undue reliance on forward-looking statements. Except as required by law, AcuityAds does not intend, and undertakes no obligation, to update any forward-looking statements to reflect, in particular, new information or future events.